FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of                December, 2002

HEALTHCARE TECHNOLOGIES LTD.

(Translation of Registrant's name into English)

3 Habosem Street, Kiryat Minrav, Ashdod, Israel 77610

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F ☐

This Form 6-K consists of a copy of the Proxy Material (Exhibit A) that is being distributed to the shareholders of Healthcare Technologies Ltd., an Israeli corporation (the "Company"), in connection with the Company's Year 2002 Annual General Meeting of Shareholders, which has been scheduled for December 31, 2002.

[Form 6-K Signature Page]

Pursuant to the requirements of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HEALTHCARE TECHNOLOGIES LTD.

(Registrant)

By: /s/ Daniel Kropf

Daniel Kropf

Chairman of the Board

Dated: December 16, 2002

Exhibit A

HEALTHCARE TECHNOLOGIES LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that on December 31, 2002, at 10:30 AM Israeli time, the Annual General Meeting of Shareholders (the "Meeting") of Healthcare Technologies Ltd. (the "Company" or "Healthcare") will be held at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel.

ON THE AGENDA:

1. Election of one Class B Director and two Class D Directors, to serve as such pursuant to the Company's Articles of Association.

2. Presentation of Financial Statements, Auditors' and Directors' reports for the fiscal year 2001.

3. Re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorizing the Company's Board of Directors to determine their remuneration.

4. Approval of payment of fees in the amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001.

5. Approval of payment of consulting fees to Mr. Israel Amir, a member of the Company's board of directors, for the provision of financial and organizational consulting services, at a monthly rate of NIS 24,000 (equivalent to approximately $5,000) plus Value Added Tax, and certain other terms of his engagement by the Company.

If, within half an hour from the time appointed for holding the Meeting, a quorum (consisting of two or more shareholders holding at least one third of the total voting rights in the Company) is not present, in person or by proxy, the Meeting shall be adjourned to January 7, 2003, at the same time and place, or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

Shareholders of record at the close of business on December 9, 2002 (the "Record Date") are entitled to notice of and to participate in and vote at the Meeting. The resolutions on each of the proposed items appearing on the agenda shall be deemed adopted if approved by the holders of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon.

The accompanying Proxy Statement contains additional information with respect to the matters on the agenda and certain related matters. A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, a shareholder can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning a proxy (in the form attached) in the enclosed envelope. Whether or not you intend to attend the Meeting, you are urged to promptly complete, date and execute the enclosed proxy and to mail it in the enclosed envelope, which requires no postage if mailed in the United States. Return of your proxy does not deprive you of your right to attend the Meeting and to vote your shares in person.

Copies of the Company's audited financial statements for the fiscal year ended December 31, 2001, together with the report of the auditors thereon are attached hereto and shall be available for review of shareholders upon coordination with the Company's representative, from December 10, 2002 until January 7, 2003, each day between the hours 10:00 AM and 2:00 PM at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel.

By order of the Board of Directors

Daniel Kropf

Chief Executive Officer and

Chairman of the Board of Directors

December 9, 2002

HEALTHCARE TECHNOLOGIES LTD.

PROXY STATEMENT

ANNUAL GENERAL MEETING OF SHAREHOLDERS

December 31, 2002

This Proxy Statement is being furnished to shareholders of Healthcare Technologies Ltd., an Israeli company ("Healthcare" or the "Company"), in connection with the solicitation of proxies by the board of directors of Healthcare, for use at the Annual General Meeting of the Company's Shareholders to be held on December 31, 2002, and any adjournment thereof (the "Meeting"). This Proxy Statement and the accompanying form of proxy are being mailed to shareholders of Healthcare on or about December 10, 2002.

The Company will bear the cost of preparation and mailing of the proxy statement, and the solicitation of proxies.

The Company is subject to the information requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act") and in accordance therewith files reports and other information with the Securities and Exchange Commission (the "Commission"). Such Reports and other information filed with the Commission may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549. Such Reports and other information filed with the Commission are also available for public review at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd, at 32 HaShaham Street, Petach Tikva 49170, Israel. The Company's Ordinary Shares are listed on the Nasdaq Small Cap Market.

As a "foreign private issuer," the Company is exempt from certain rules under the Exchange Act prescribing certain disclosure and procedural requirements for proxy solicitations.

The Company's officers, directors and principal shareholders are currently exempt from the reporting and "short swing" profit recovery provisions contained in Section 16 of the Exchange Act and the rules thereunder with respect to their purchases and sales of Ordinary Shares.

PURPOSE OF THE SHAREHOLDERS ANNUAL GENERAL MEETING

General

At the Meeting, Healthcare shareholders will be asked to consider and vote upon the following matters:

(1) To re-elect Mr. Israel Amir (incumbent Class B Director) as a Class B Director of the Company, and Messrs. Daniel Kropf and Yacov Ofer (incumbent Class D Directors) as Class D Directors;

(2) Receipt of Financial Statement, Auditors' and Directors' reports for fiscal year 2001.

(3) To approve and ratify the re-appointment of Kost, Forer & Gabbay, a member of Ernst & Young Global, as Independent Auditors of the Company until the next annual general meeting of the Company's shareholders and to authorize the board of directors of the Company to determine their remuneration;

(4) Approval of payment of fees in the amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001.

(5) To ratify and reconfirm the payment of monthly consulting fees to Mr. Israel Amir, an incumbent Class B Director of the Company nominated for re-election pursuant to item no. (1) above, at a monthly rate of NIS 24,000 (equivalent to approximately $5,000), plus Value Added Tax) and certain other terms of his engagement. According to Mr. Amir's arrangement with the Company, he shall continue to provide services, and receive the monthly consulting fees, through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party. Mr. Amir shall also be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company with another entity, the purchase or sale of all or a substantial portion of the share capital or assets of the Company or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) that the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by the Audit Committee and Company's shareholders as well.

Voting

A shareholder who wishes to vote at the Meeting but who is unable to attend in person may appoint a representative to attend the Meeting and vote on such shareholder's behalf. In order to do so, such shareholder must execute an instrument of appointment and deposit it at the offices of the Company (or its designated representative) no later than 48 hours before the time appointed for the Meeting. In addition, whether or not a shareholder plans to attend, he can insure his vote is represented at the Meeting by promptly completing, signing, dating and returning the enclosed proxy form in the envelope provided. Sending in the signed proxy will not affect a shareholder's right to attend the Meeting and vote.

Pursuant to the Company's Articles of Association, a resolution put to a vote at the Meeting shall be decided on a show of hands unless, before or upon the declaration of the result of the show of hands, a poll be demanded in writing by the Chairman (being a person entitled to vote) or by at least two members present, in person or by proxy, holding at least one twentieth of the issue share capital of the Company, and unless a poll be so demanded, a declaration by the Chairman of the meeting that a resolution has been carried, or has been carried unanimously or by a particular majority, or lost, or not carried by a particular majority, shall be conclusive, and an entry to that effect in the Minute Book of the Company shall be conclusive evidence thereof, without proof of the number or proportion of the votes recorded in favor of or against such resolution.

  Time, Date and Place

  The Meeting will be held on December 31, 2002, at 10:30 AM Israeli time, at the offices of the Company's subsidiary, Gamidor Diagnostics (1984) Ltd. at 32 HaShaham Street, Petach Tikva 49170, Israel (Telephone: 972-3-922-9015).

  Record Date; Shares Entitled to Vote

  Holders of record of Healthcare shares at the close of business on December 9, 2002 (the "Record Date") are entitled to notice of and to participate in and vote at the Meeting.

  At the close of business on December 9, 2002, 7,643,727 Ordinary Shares, NIS 0.04 Nominal Value each, of Healthcare were issued and outstanding. Each outstanding share of Healthcare is entitled to one vote at the Meeting.

  One third of the total voting rights in the Company constitutes the legal quorum required for holding the Meeting. If, within half an hour from the time appointed for the holding of the Meeting, a quorum is not present, in person or by proxy, the Meeting shall be adjourned to January 7, 2002, at the same time and place, or any other time and place as the Board of Directors of the Company shall designate and state in a notice to the shareholders, and if, at such adjourned meeting a quorum is not present within half an hour from the time appointed for holding the meeting, two shareholders present in person or by proxy (without regard to the number of shares held) shall constitute a quorum.

  Vote Required

  The resolution on each proposed item on the agenda shall be deemed adopted if approved by the holders of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon.

  Security Ownership of Certain Beneficial Owners

  The following table sets forth, as of December 2, 2002, all shareholders known to the Company to own beneficially more than 5% of the Company's Ordinary Shares. As of August 1, 2002, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares of the Company, other than as detailed below:

Name and Address	Number of Ordinary Shares NIS 0.04	Percentage of all Ordinary Shares NIS 0.04 Owned Outstanding (1)
Gamida For Life B.V.(2)(3)(4) Marten Meesweg 51 3068 AV., Rotterdam, Netherlands	3,891,259	51%
Mr. Rolando Eisen 24 Geiger St. Tel Aviv, Israel	1,122,317	16%

  (1) Based on 7,643,727 ordinary shares NIS 0.04 outstanding on December 2, 2002.

  (2) Gamida For Life BV now based in Amsterdam is the principal holding company of the Gamida group (formerly the Eriphyle group which engages in the research, development, production and distribution of products and services for health care in various territories, including France, Israel, the United Kingdom, Turkey and Bulgaria). As of June 30,2002 Gamida's share ownership has increased by 18% from October 2001, due to a non-public purchase of shares. Gamida's entire holdings in the company are held by the Trust Company of United Mizrachi Bank as security for a loan advanced to Gamida by the Bank. In general the pledge agreement grants Gamida the right to direct the voting of the pledged shares, except to the extent that the Bank determines in its reasonable discretion that a matter to be voted on would impair the value of the pledged shares. Upon the occurrence of a default, the Bank has the right to dispose of the share, subject to complying with the terms of the pledge agreement.

  (3) Mr. Daniel Kropf, who serves as Chairman of the Company's board of directors and since January 2000 as the Chief Executive Officer, is the controlling shareholder of the parent company of Gamida For Life BV.

  Compensation of Directors and Officers

  The Company's directors, as such, are not entitled to receive any remuneration in consideration for their services as directors of the Company. A general meeting of the Company's shareholders has approved, further to board and audit committee approval, payment to non-executive directors, as of January 1, 1996, of directors fees equal to the average amount payable to external directors pursuant to the applicable regulations under Israeli Law. Such fees have been approved in respect of participation in board and audit committee proceedings, as well as on an annual basis.

  The aggregate direct compensation paid or accrued on behalf of all Directors and executive officers of the Company as a group for the services of certain officers during the 2001 fiscal year and in respect of such year was approximately $730,000, which includes expenses and amounts set aside or accrued to provide pension, retirement or similar benefits (which amounts constitute the Company's entire obligation towards said Directors and executive officers in respect of severance pay) but does not include service fees paid to third parties in consideration of the services provided by certain officers, consultancy fees paid to certain Directors, amounts expended by the Company for automobiles made available to its officers, expenses (including business travel, professional and business associations' dues and expenses) reimbursed to officers and other benefits commonly reimbursed and paid by companies in Israel (including insurance premiums paid in respect of Directors and Officers' Liability insurance). See "Interests in Certain Transactions - Arrangements with Officers and Directors" below.

  Security Ownership of Management

  As of December 2, 2002, none of the executive officers and directors of the Company owned individually an amount of ordinary shares equal to or greater than 1% of the outstanding Ordinary Shares other than Mr. Kropf (indirectly, as controlling shareholder of the parent company of Gamida) and Mr. Eisen.

  The following table sets forth, as of December 2, 2002, the number of options to acquire ordinary shares of the Company and/or its subsidiaries, owned by each of the directors and officers of the Company, the exercise prices and termination dates of such options:

Name	No. Options	Exercise Price	Termination Date
Yacob Ofer	62,500 (granted in May 1997)	$1.75	May 2002 *
Eliezer Helfan	20,000 (granted under the 2000 Plan)	$1.00	January 2005**
Ethan Rubinstein	10,000 (granted under the 2000 Plan)	$1.00	January 2005**

  * 31,250 have vested and the rest vest 25% each year provided that on each 12 month anniversary of grant date the average closing price of the Company's shares during prior 90 day period, increased by a least 10% annually, as compared to closing price of the Company's shares on the grant date, on a cumulative basis.

  ** three year vesting schedule: 1/3 on each of March 1, 2001, 2002 and 2003.

  In July 2000, the shareholders of the Company approved the Company's 2000 Incentive Share Option Plan (the "2000 Plan") adopted by the Company's Board of Directors in February 2000, pursuant to which share options in the Company may be granted to employees, directors and consultants of the Company or any subsidiary. An aggregate of 500,000 Ordinary Shares of the Company are reserved for issuance under the 2000 Plan subject to certain adjustment. The 2000 Plan is administered by the Board of Directors or may be administered by an Option Committee. The Company's Board of Directors have further appointed the members of the Company's Audit Committee to also serve as the Company's Share Option Committee.

  The Company's Board of Directors has further in February 2000 and effective as of such date approved the granting to Luly Gurevich of options to purchase 30,000 Ordinary Shares of the Company, exercisable during a 60 month period as of the date of grant, in accordance with the provisions of the 2000 Plan, into one Ordinary Share of the Company, NIS 0.04 nominal value, at an exercise price of $1.00, subject to a vesting schedule of three years, 1/3 on each of March 1, 2001, 2002 and 2003, provided the optionee remains in the employment or service of the Company or its subsidiaries on such dates (failing which non-vested options terminate immediately, and vested options generally terminate after a certain period, subject to certain acceleration provisions).

  Interests in Certain Transactions

  The following is a description of certain transactions between the Company, its affiliates, its officers, its subsidiaries, and other matters. The management of the Company believes that the related party transactions described hereinafter (other than transactions between the Company and its wholly owned subsidiaries or among the subsidiaries) have been at least as favorable to the Company as it could have negotiated with unrelated third parties.

  Arrangements with officers and directors

  Professor Ethan Rubinstein: Professor Rubinstein, a member of the Company's board of directors, has been serving as a scientific advisor of Savyon since September 1989, at an annual fee of $18,000, for a term of twelve months, automatically renewable for additional 12-month periods unless terminated. Since December 2000 the fee was changed to an hourly basis.

  Mr. Yacob Ofer: Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Mr. Ofer also serves as Chairman of Savyon's board of directors since June 1997, of Savyon-Yaron, and as a director of various companies of the Gamida Group.

  The Company and Mr. Yacob Ofer were parties to an employment agreement dated December 30, 1997 pursuant to which Mr. Ofer served as President and Chief Executive Officer of the Company, and which was terminated effective as of January 2000. With effect as of January 2001, Mr. Ofer serves as the general manager of Gamidor Diagnostics. Mr. Ofer receives from Gamidor Diagnostics a monthly salary with customary social benefits, for a total cost of approximately NIS 67,000 (equivalent to approximately $14,000), plus car, for his services as general manager, effective as of January 1, 2001.

  Mr. Eliezer Helfan: Mr. Helfan, who serves as a director and as a member of the Company's audit committee, also provided the Company with certain consulting services. Mr. Helfan received an aggregate sum of approximately $22,000 for advising Savyon Diagnostics on the GamidaGen Acquisition as well as for advising Gamidor regarding the termination of a certain distribution arrangement.

  Mr. Israel Amir: For details of services provided by Israel Amir, a member of the Company's board of directors, and the fees paid in consideration therefore see Proposal 4 below.

  Services arrangements

  Gamida: Following approval by the Company's Board of Directors and Audit Committee in November 1999 and March 2000, the Company's shareholders approved the payment of annual services fees equal to the lower between (i) an aggregate of one hundred and twenty thousand US dollars ($120,000) or (ii) zero point eight percent (0.8%) of the Company's gross consolidated annual turnover (the "Fees") to Gamida For Life (Israel) Ltd. for the services of Mr. Daniel Kropf, as active chairman of the Company's board of directors. The Fees are payable on a monthly basis, plus VAT at the rate legally applicable at the time of payment. The services and payment of the Fees shall be mutually terminable upon ninety (90) days prior written notice by either the Company or Gamida. The Fees are paid in respect of Mr. Kropf's services commencing as of October 1, 1999. The fees for the period from October 1999 and until July 2001 have been determined at $10,000 per month, based on (i) an aggregate of one hundred and twenty thousand US dollars ($120,000). No additional fees are paid in respect of Mr. Kropf's services as Chief Executive Officer of the Company.

  Until December 31, 2001, Gamida For Life (Israel) Ltd. provided the Company with financial, accounting and book- keeping services for an aggregate annual fee of $206,000. In December 2001, the Company's board of directors and audit committee approved, subject to the approval of a general meeting of the Company's shareholders, an increase in the fee paid to Gamida For Life (Israel) Ltd. for services by an additional sum of $55,000 for the third quarter 2001. This increased fee was calculated according to the actual use of such services by the Company. In March 2002, the Company's board of directors and audit committee approved, subject to the approval of a general meeting of the Company's shareholders, an additional payment of $55,000 to Gamida For Life (Israel) Ltd. for services rendered during the fourth quarter 2001.

  In March 2002, the Company's board of directors and audit committee approved a revision of the foregoing arrangements, as a result of which the Company, effective as of January 2002, provides for the Gamida Group as well as itself the services previously rendered by Gamida For Life (Israel) Ltd.. Accordingly, the Company will receive payment amounting to an annual sum of $135,000 from the Gamida Group for such services, and the Company will bear the expenses of providing such services directly.

  Mr. Gareth Keene, an officer of the Gamida group, provides legal advise to the Company and its subsidiaries through Gamida Ltd. During 2001, Mr. Keene provided legal services amounting to approximately $ 12,473.

  Savyon-Yaron: Pursuant to an agreement dated July 15, 2001, Yaron and Mr. David Izhar (previously an officer of Savyon-Yaron) undertook to provide Gamidor Diagnostics with consulting services in the field of marketing and business development and introduction to potential suppliers and clients, with effect as of July 2000 and until December 31, 2001, for an aggregate fee of $164,000 (plus VAT).

  Financing arrangements

  On October 24, 2001, the board of directors authorized the issuance of 2 million Ordinary Shares, nominal value NIS 0.04 each, to Gamida For Life B.V., at a purchase price of $0.79 per Share, following approval of the shareholders' general meeting of October 21, 2001. All of the Shares issued to Gamida are in the process of being registered for trading under an F-3 registration form. The Company shall bear all the expenses to list and register the Shares for trading on the Nasdaq Stock Market and on any other securities exchange that the Shares may be listed on.

  In April 2002, Glycodata secured $14.3 million in a second round of financing, of which $1.25 million was through the conversion of existing shareholders' loans. $0.75 million of this financing will be used to repay further such shareholders' loans.

  For the purposes of this financing, a newly organized company registered in England, Procognia Ltd., has acquired 100% ownership of Glycodata, in consideration for which Healthcare (as well as another existing Glycodata shareholder) received ordinary shares of Procognia in exchange for its Glycodata shares, while the subsequent investors are receiving preferred shares carrying certain dividend and liquidation preferences and veto rights. Following the completion of the transaction, Healthcare's ownership interest will decrease from 59% of Glycodata to 14.4% of Procognia (all on a fully diluted basis).

  Lease arrangements

  The Company's principal facilities, including its administrative, research, manufacturing and marketing facilities, are located mainly at leased premises in Ashdod, Petach-Tikva and Rehovot. The Ashdod facilities are leased from Minrav Ltd. by Savyon pursuant to approximately five-year lease which commenced on October 1, 1993 and has been extended for an additional period of five years pursuant to which Savyon leases 2,804 square meters at an annual rental of approximately $315,000 (linked to the Israeli Consumer Price Index). Savyon's obligations pursuant to this lease are guaranteed by a bank guarantee of approximately $265,000.

  Healthcare, GamidaGen and Procognia (Israel) Ltd. sub-lease floor space in Savyon's Ashdod facilities. Currently, Healthcare sub-leases approximately 100 square meters, GamidaGen is part of Savyon effective as of January 1, 2002 subject to the approval of the Income Tax authority and Procognia (Israel) Ltd sub-leases as of September 1 2002 and until July 2003, approximately 800 square meters of Savyon's Ashdod facilities. Each of the respective companies is charged by Savyon a rental fee of $ 10 per square meter.

  Danyel Biotech principal offices are located in Kiryat Weizman Science Park, Rehovot. Danyel leases approximately 240 square meters for approximately $12 per square meter. The annual rental is approximately $35,000 (linked to the Israeli consumer price index) for a period of five years, commencing June 1, 2000.

  The principle offices of Gamida-Gen Marketing (1979) Ltd., Gamidor Diagnostics (1984) Ltd., Savyon Yaron Diagnostics Marketing Ltd. (collectively "Gamidor Group") are located in Petach Tikva and leased from Gamida for Life Israel Ltd. (a company controlled by the Company's principal shareholder, Gamida For Life BV). Gamidor Group leases approximately 240 square at $14.5 per square meter, for an annual rental of approximately $90,000, linked to the higher of the Israeli consumer price index or the US dollar. Such lease currently extends until September 2007. In addition, Gamidor Group also leases a warehouse in Petach Tikva of approximately 300 square meters for an annual rental fee of approximately $48,000 which fee includes rent, electricity, municipal taxes, water and maintenance charges for a period of 3 years commencing October 2000.

  Sale of Certain Distribution Activities of the Company

  Following the acquisition of Gamida-Gen Marketing Ltd. (formerly Gamidor Ltd.) pursuant to an agreement dated April 10, 1997, most of Gamida-Gen Marketing's direct activities were, from time to time, assigned and transferred to other Healthcare subsidiaries (Danyel and Gamidor Diagnostics). The remaining activities of Gamida-Gen Marketing consist mainly of distribution of chemicals and consumable laboratory products.

  In March 2000, the Company's board of directors resolved that, in light of the poor results of Gamida-Gen Marketing (relating to the activities remaining therewith) in 1999 (losses of $0.21 million from sales of approximately $0.95 million), and the field of its business which, after transfer of certain of its activities to other entities in the Healthcare group, deviates from the main field of the Company's activities (medical diagnostics and bio-technology), the activities of Gamida-Gen Marketing are deemed to constitute a cumbersome asset which does not bring profit but only losses, and, in light of there being no skilled management personnel in such field available within the Healthcare group and since recruiting same is expected to require substantial investment, the board approved the sale of Gamida-Gen Marketing's activities to Gamida for Life BV and Gamida Biochem Ltd., a subsidiary of Gamida for Life BV, upon terms to be negotiated with them by a representative of the board.

  The board indicated to such representative that the consideration to be paid therefore should be not less than the book value of Gamida-Gen Marketing's inventory and fixed assets, and in addition, a percentage of sales of such activities to be paid as royalties during a certain period. The board also recommended that such percentage be not less than 2.5% and that the period be not less than 5 years, in light of the then-current results of Gamida-Gen Marketing's operations and the rate of its profit margins.

  It was thereafter agreed by the parties that the consideration for the inventory and fixed assets shall be NIS 0.85 million. Further, it was agreed that the percentage of sales due as royalty payments of such activities shall be fixed at 2.5% for a period of five years commencing from October, 2000. The total royalties due for the period from October 2000 until December 2002 are NIS 116,693, of which payment in the amount of NIS 107,437 has already been made.

  GamidaGen Acquisition.

  In January 2001, the Company acquired all of the issued and outstanding shares of GamidaGen in exchange for the issuance to the GamidaGen shareholders of an aggregate of 1,000,000 ordinary shares (representing approximately 18% of the Company's issued and outstanding share capital following such issuance). In addition, GamidaGen's shareholders waived all claims against GamidaGen (other than with respect to one of the shareholders' employment agreement with GamidaGen, and with respect to a guarantee of up to $270,000 of GamidaGen's debts towards an Israeli commercial bank provided by DMI Investments B.V., which was to be assumed by Healthcare subject to certain conditions which have not yet been met, and which is currently still provided by DMI). Waived GamidaGen's debts in respect of services and rent aggregating approximately $300,000. GamidaGen's aggregate outstanding debt to third parties, as of the date of the transaction, (including banks) was approximately $0.7 million, of which approximately $130,000 constitutes debts to Gamida in respect of certain management and other services rendered.

  The major shareholder of GamidaGen was Gamida, which owned 88% of GamidaGen's issued and outstanding share capital (including 15% that Gamida acquired for $320,000 from certain other shareholders of GamidaGen following the execution of the acquisition agreement with the Company). The remaining 12% of GamidaGen was owned by shareholders who were unaffiliated with the Company's shareholders.

  In January 2001, the Company transferred all of the GamidaGen shares to its wholly owned subsidiary, Savyon, in consideration for $750,000. The purpose of this transfer is to consolidate the operations of the two companies in order to achieve operating efficiencies by combining the facilities and the administrative, sales and research and development personnel of the two companies. GamidaGen and Savyon merged their operations as of December 31, 2001.

  Investment in Glycodata

  Glycodata Ltd. (currently called Procognia (Israel) Ltd.) is a research and development company that focuses on design of glycobiology-based tools for drug discovery and development bioinformatics. In April 2002 Glycodata Ltd. secured an investment of $14,300,000 as a result of which the Company's ownership in Glycodata has been reduced to 14.4% on a fully diluted basis. In the context of the investment, Glycodata underwent a reorganization as an English company by the name of Procognia Diagnostics Ltd., of which Procognia (Israel) Ltd. is a wholly-owned subsidiary.

  For additional information regarding related party transactions see the Company's Annual Report on Form 20-F for the Fiscal year ended December 31, 2001.

  THE ISSUES ON THE AGENDA

  I. Proposal No. 1 - Election of the Class B Director and Two Class D Directors

  Currently, the directors of the Company, and the classes in which they serve are as follows:

  Name Age Position with the Company

  Daniel Kropf 54 Chairman of the Board of Directors, Chief Executive Officer and Director (Class D)

  Yacob Ofer 53 Director (Class D)

  Rolando Eisen 60 Director (Class C)

  Eliezer Helfan 58 Director (Class C)

  Israel Amir 60 Director (Class B)

  Ethan Rubinstein 60 Director (Class A)

  Moshe Reuveni 46 Director (Class A)

  Varda Roter 56 External Director

  Hillel Doudai 65 External Director

  The Company's Articles of Association, as amended, provide for a Board of Directors consisting, in addition to the External Directors to be appointed and hold office in accordance with the provisions of the Israeli Companies Law, 1999 and any Regulations enacted thereunder, of not less than two nor more than eight members, classified with respect to the time for which the directors severally hold office, into up to four classes, each class to include two Directors. Of such four classes, Class A directors were to hold office initially for a term expiring at the Annual General Meeting of the Company's shareholders ("AGM") convened in the year 1999, Class B directors were to hold office initially for a term expiring at the AGM convened in the year 2000, Class C directors to hold office initially for a term expiring at the AGM to convene in the year 2001 and Class D directors to hold office initially for a term expiring at the AGM to convene in the year 2002.

  At each AGM as of and following the AGM convened for the year 1999, the successors to the class of Directors whose term expired at that meeting shall be elected to hold office for a term expiring at the AGM held in the second year following the year of their election and until their successors have been duly elected and qualified. Directors whose term of office has expired may be re-elected.

  In light of the aforementioned, at the Meeting, the incumbent Class B Director, Mr. Israel Amir, nominee of the Company's Board of Directors for re-election as a Class B Director and the incumbent Class D Directors, Messrs. Daniel Kropf and Yacob Ofer, nominees of the Company's Board of Directors for re-election as Class D Directors will be presented to the shareholders for re-election, to serve as Class B Directors and Class D Directors respectively, pursuant to the provisions of the Company's Articles of Association.

  Mr. Israel Amir has served as a director of the Company since January 2000. Mr. Amir has also served as an external director in the Israeli public company Adumim Chemicals Ltd. since February 1998 and as a member of the boards of directors of several private Israeli companies AT & T (Israel), TNS Teleseker Ltd., Teleseker-Policy Ltd., Superpanel Ltd., Signal Source research (Israel 1999) Ltd. and Tele-Gal Ltd.). Mr. Amir has been practicing since 1989 as an independent economic consultant. He received his M.A. in Economics from the Hebrew University in Jerusalem.

  Mr. Daniel Kropf has served as Chairman of the board of directors of the Company since March 1996 and as its Chief Executive Officer since January 2000. Following business school in Italy and training with American Hospital Supply in the United States, Mr. Kropf entered the businesses of Laboratori Don Baxter and Eurospital in Trieste, Italy, founded by his late father and managed by his mother. He later took responsibility for a French distribution house which is a part of the Gamida Group of companies, and chaired the Migada Ltd. medical device manufacturing company. Mr. Kropf is the Secretary-General of the Centre Europeen Juif d'Information ("CEJI") in Brussels, is a lifetime member of the ADL National Commission in the USA and chairman of MILA in Jerusalem (Non Violent Communication Center - Israel). He also serves as Chairman of Education for Life, a non profit foundation based in Holland. Mr. Kropf was formerly a director, chief executive officer and chairman of the board of directors of Rosebud Medical Ltd. ("Rosebud") and a member of the board of directors of certain of the companies in which Rosebud held investments (Oridion, Bikurofe and AMC). Mr. Kropf is a director of certain of the Company's subsidiaries (Gamidor Diagnostics, Gamida-Gen Marketing, Savyon and Danyel) and of various companies in the Gamida Group. Mr. Kropf received his academic degree in marketing from the School of Industrial Administration of the University of Torino.

  Mr. Yacob Ofer has served as a director of the Company since March 1996, as Executive Vice Chairman between April 1996 and May 1997 and as President and Chief Executive Officer between May 1997 and January 2000. Mr. Ofer served as the Managing Director of Gamidor Diagnostics from 1985 until May 1997. Since January 1, 2001, Mr. Ofer has been the Chief Executive Officer of the Gamidor Group and, since June 1997, a director of Savyon. He is a director of various companies of the Gamida Group and was formerly a director of Rosebud. Mr. Ofer received his academic degree in Chemistry from Tel-Aviv University.

  In light of the aforementioned, it is proposed that the following resolution be adopted:

  "-Mr. Israel Amir is hereby elected as Class B Director and Messrs. Daniel Kropf and Yacob Ofer are hereby elected as Class D Directors, each to serve in his respective office subject to the provisions of the Company's Articles of Association."

  II. Proposal No. 2- Financial Statements, Auditors' and Directors' Reports

  The Company will distribute at the Meeting the Financial Statements, Auditors' Report and the Directors' Report for the fiscal year ended December 31, 2001, and present the Company shareholders with certain highlights thereof.

  It is proposed that the following resolution be adopted:

  "The Auditors' Report, the Financial Statements and the Directors' Report for the fiscal year 2001 have been presented, received and considered by the Meeting."

  III. Proposal No. 3- Re-appointment of Auditors

  The Company's Board of Directors has proposed that the accounting firm of Kost, Forer & Gabbay be re-appointed as independent auditors until the next annual general meeting of the Company's shareholders. In addition, the Company's Board of Directors is to be authorized to fix the remuneration of the auditors in accordance with the extent and nature of their services.

  It is proposed that the following resolution be adopted:

  "Kost, Forer & Gabbay, a Member of Ernst & Young Global, is hereby re-appointed as Independent Auditor of the Company until the next annual general meeting of the Company's shareholders and the Board of Directors of the Company is hereby authorized to determine its remuneration."

  IV. Proposal No. 4- Payment of Fees to Gamida For Life Ltd.

  The Company's Board of Directors, following upon the recommendation of the Audit Committee of the Board of Directors has provisionally approved the payment of fees in a total amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001. The Board and Audit Committee approval of the payments was made contingent upon approval by the Company's shareholders in a general meeting.

  It is proposed that the following resolution be adopted:

  "To approve the payment of fees in a total amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001."

  V. Proposal No. 5- Payment of consulting fees to Mr. Israel Amir

  Mr. Israel Amir has served as a director of the Company since January 2000. In July 2001, the board of directors and the audit committee of the Company unanimously resolved to re-affirm and approve the payment of monthly consulting fees to Mr. Amir at a rate of NIS 24,000 (equivalent to approximately $5,000, plus Value Added Tax), with effect as of June 1999, for the services rendered by him to the Company and its subsidiaries, as a service provider and not as an employee or director. The Company's shareholders approved the payment in the annual meeting of October 21, 2001. In November 2002, board of directors and the audit committee of the Company unanimously resolved to reconfirm the payment and approve certain additional specific terms of Mr. Amir's engagement.

  It is proposed that the following resolution be adopted:

  "To ratify and reconfirm the payment of monthly consulting fees to Mr. Israel Amir, at a monthly rate of NIS 24,000 (equivalent to approximately $5,000), plus Value Added Tax) and to approve the following additional terms of his engagement.

  (i) Mr. Amir's shall continue to provide services, and receive the monthly consulting fees, through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party.

  (ii) Mr. Amir shall be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company with another entity, the purchase of all or a substantial portion of the share capital or assets of the Company or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) that the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by the Audit Committee and Company's shareholders as well."

  The foregoing Proposals require the affirmative vote of a majority of the shares represented at the Meeting, in person or by proxy, and voting thereon.

  The Board of Directors of the Company has unanimously approved, and recommends a vote in favor of each of the foregoing proposals.

  By order of the Board of Directors

  Daniel Kropf

  Chief Executive Officer and Chairman of the Board of Directors

  December 9, 2002

  HEALTHCARE TECHNOLOGIES LTD.

  This Proxy is solicited from Holders of the Ordinary Shares on behalf of the Board of Directors

  The undersigned shareholder of HEALTHCARE TECHNOLOGIES LTD. (the "Company") does hereby appoint Messrs. Daniel Kropf, Yacob Ofer, Israel Amir and Rolando Eisen, and each of them severally, with full power of substitution and revocation, to vote all of the Ordinary shares of the Company which the undersigned is entitled to vote at the Annual Meeting of Shareholders of the Company to be held on December 31, 2002, and at any adjournment thereof, upon:

  1. Election of one Class B Director and two Class D Directors, to serve as such pursuant to the Company's Articles of Association.

FOR ALL NOMINEES LISTED BELOW	WITHHOLD AUTHORITY

  (except as marked to be contrary below) to vote for all nominees listed below:

  Mr. Israel Amir, as Class B Director, and Messrs. Daniel Kropf and Yacov Ofer as Class D Directors

  Instructions: To withhold authority for any individual nominee, strike out that nominee's name from the names provided above.

  2. Receipt of Financial Statements, Auditors' and Directors' reports for the fiscal year 2001.

FOR	AGAINST	ABSTAIN

  3. Re-appointment of Kost, Forer & Gabbay, as the Company's Auditors until the next annual general meeting of the Company's shareholders, and authorizing the Company's Board of Directors to determine their remuneration.

FOR	AGAINST	ABSTAIN

  4. Approval of payment of fees in a total amount of $110,000 to Gamida For Life Ltd., a company controlled by the Company's principal shareholder, Gamida For Life BV, for professional services provided by Gamida For Life Ltd. to the Company and its subsidiaries for the period June 1, 2001 to December 31, 2001.

FOR	AGAINST	ABSTAIN

  5. To ratify and reconfirm the payment of monthly consulting fees to Mr. Israel Amir, at a monthly rate of NIS 24,000 (equivalent to approximately $5,000) (plus VAT) and to approve the following additional terms of his engagement.

  (i) Mr. Amir's shall continue to provide services, and receive the monthly consulting fees, through December 2005, provided however that either the Company or Mr. Amir may terminate the arrangement with three months' prior written notice to the other party.

  (ii) Mr. Amir shall be entitled to bonus payments in amounts equal to 1 to 2% of the consideration paid in transactions involving the merger of the Company with another entity, the purchase of all or a substantial portion of the share capital or assets of the Company or the acquisition by the Company of all or a substantial portion of the share capital or assets of another entity (a "Transaction") provided (a) Mr. Amir has played an instrumental role in securing the Transaction (b) the exact amount of the bonus shall be determined by the Chairman of the board of directors of the Company, at his discretion; and (c) that the actual payment of the bonus shall be contingent upon approval by the Company's board of directors, and if Mr. Amir is serving as a director at such time, by the Audit Committee and Company's shareholders as well.

FOR	AGAINST	ABSTAIN

  THIS PROXY, WHEN EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDERS. IF NO OTHER DIRECTION IS MADE, THIS PROXY WILL BE VOTED FOR PROPOSALS 1 THROUGH 5.

  The undersigned hereby acknowledges receipt of a copy of the accompanying Notice of Annual Meeting of Shareholders and Proxy Statement, and hereby revokes any proxy or proxies heretofore given:

  Date: ______________________________________

  Signature: __________________________________

  Signature: __________________________________

  (Please sign exactly as your name appears above. If share is owned in joint names, each joint owner must sign. If signing as executor, administrator, trustee, attorney or guardian, or as an officer of a corporation or general partner of a partnership, please also give your full title)

  PLEASE SIGN AND RETURN THIS PROXY PROMPTLY IN THE ENCLOSED ENVELOPE. NO POSTAGE IS NECESSARY IF MAILED IN THE UNITED STATES.